SO 5/29/03

03015843

VF 5-23-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 2 2003
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VINCENT INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 PINELAKE ROAD, R.R. #1, BOX 33
(No. and Street)

WALTON (City) NE (State) 68461 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RODNEY VINCENT (402) 397-0203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM E. SCHNEIDEWIND & ASSOCIATE, P.C.
(Name – *if individual, state last, first, middle name*)

406 NORTH 130TH STREET, SUITE 101 (Address) OMAHA (City) NE (State) 68154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RODNEY VINCENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VINCENT INVESTMENT COMPANY, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

GENERAL NOTARY-State of Nebraska
STEPHANIE DAWN FINTEL
My Comm. Exp. Oct. 23, 2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VINCENT INVESTMENT COMPANY, INC.

LINCOLN, NEBRASKA

ANNUAL REPORT TO THE
SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2002

WILLIAM E. SCHNEIDEWIND & ASSOCIATE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
OMAHA, NEBRASKA

INDEX

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM E. SCHNEIDEWIND & ASSOCIATE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

406 NORTH 130TH STREET, SUITE 101
(SOUTH OF WEST DODGE ROAD)
OMAHA, NE 68154

Telephone: (402) 334-7717 Facsimile: (402) 334-7718 E-Mail: bill@schneidewind.biz

February 14, 2003

To the Board of Directors of
Vincent Investment Company, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Vincent Investment Company, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vincent Investment Company, Inc. as of December 31, 2002 and 2001, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The Company did not present the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the year ended December 31, 2002 and 2001. Presentation of these statements are required by accounting principles generally accepted in the United States.

In our opinion, except that the omission of the related statements of income and retained earnings, changes in stockholders' equity and cash flows results in an incomplete presentation as explained in the preceding paragraph, the financial statement referred to above present fairly, in all material respects, the financial position of Vincent Investment Company, Inc. as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States.

Respectfully Submitted,

Z. T. Schneiderwind & Associates, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT A

VINCENT INVESTMENT COMPANY, INC.
OMAHA, NEBRASKA
STATEMENT OF FINANCIAL CONDITION

	DEC. 31, 2002	DEC. 31, 2001	INCREASE (DECREASE)
ASSETS			
ASSETS			
Cash	$9,660	$9,512	$148
Accrued Interest Receivable	0	0	0
	9,660	9,512	148
FIXED ASSETS			
Furniture and Equipment	2,545	2,545	$0
Accumulated Depreciation	(2,545)	(2,545)	0
	0	0	0
TOTAL ASSETS	$9,660	$9,512	$148

The Financial Statement Disclosures are
an Integral Part of This Statement.

EXHIBIT A
SHEET 2

VINCENT INVESTMENT COMPANY, INC.
OMAHA, NEBRASKA
STATEMENT OF FINANCIAL CONDITION

	DEC. 31, 2002	DEC. 31, 2001	INCREASE (DECREASE)
LIABILITIES AND EQUITY			
LIABILITIES			
	NONE	NONE	NONE
TOTAL LIABILITIES	NONE	NONE	NONE
EQUITY			
Common Stock	$1,000	$1,000	$0
Capital Contribution in Excess of Par	32,512	30,668	1,844
Retained Earnings (Deficit)	(23,852)	(22,156)	(1,696)
	9,660	9,512	148
TOTAL LIABILITIES AND EQUITY	$9,660	$9,512	$148

The Financial Statement Disclosures are an Integral Part of This Statement.

FINANCIAL STATEMENT DISCLOSURES

These disclosures are an integral part of the financial statements.

GENERAL INFORMATION – Vincent Investment Company, Inc. was incorporated on July 14, 1994. The Company intends to sell insurance and securities mainly in Nebraska and Kansas, although operating in other states is not restricted.

The Company prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts on its financial statements. Actual results could differ from those estimates.

The major portion of Vincent Investment Company's income is anticipated to be generated from commissions on insurance and securities sales. This makes the business potentially vulnerable to any change in the insurance or security laws. No changes in these laws are expected to have any adverse impact on the Company's business in the near future.

The officers and directors are shown below:

Rodney Vincent	**President and Director**
Judith L. Vincent	**Secretary, Treasurer and Director**

CASH-RESTRICTED – Cash restricted is a required amount by Rule 15c3-3 of the Securities Exchange Act of 1934. The amount required to be deposited in this amount is 105% of the excess of customer payables over customer receivables. On December 31, 2002 and 2001, there were no excess payable over customer receivables, and the balance in the restricted cash account was $0.

FIXED ASSETS – Fixed Assets are recorded at cost and depreciation is computed by the straight-line method over the useful lives of the assets. The company uses accelerated depreciation methods for their tax returns.

INCOME TAXES – The Corporation has elected to be treated as a Sub-Chapter S Corporation for income tax purposes. This election allow the Corporation to pass on to the shareholders the income, less expenses and credits allowed the Corporation, and therefore, there are no current income taxes paid by the Corporation.

COMMON STOCK – The authorized common stock is 10,000 shares with a par value of $1.00 per share; 1,000 shares have been issued as of December 31, 2002 and 2001.